UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

DIPLOMAT PHARMACY, INC.

(Name of Subject Company)

DIPLOMAT PHARMACY, INC.

(Name of Persons Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

25456K101

(CUSIP Number of Class of Securities)

Christina Flint
Senior Vice President, General Counsel and Secretary

Diplomat Pharmacy, Inc.
4100 S. Saginaw Street

Flint, Michigan 48507

(888) 720-4450

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Gary D. Gerstman
Christopher R. Hale
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
(312) 853-2060

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, including pursuant to this Amendment, the “Schedule 14D-9”) originally filed by Diplomat Pharmacy, Inc., a Michigan corporation (“Diplomat” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 9, 2020. The Schedule 14D-9 relates to the cash tender offer by Denali Merger Sub, Inc., a Michigan corporation (“Purchaser”) and a direct wholly owned subsidiary of UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group” or “Parent”), to purchase (subject to the Minimum Tender Condition (as defined in the Schedule 14D-9)) all of the outstanding shares of common stock of Diplomat, no par value per share (the “Shares”), at a purchase price per Share of $4.00, net to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, filed by UnitedHealth Group and Purchaser with the SEC on January 9, 2020, as amended or supplemented from time to time, and in the related Letter of Transmittal, filed by UnitedHealth Group and Purchaser with the SEC on January 9, 2020, as amended or supplemented from time to time, and other related materials.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 is not being amended hereby. Capitalized terms used in this Amendment but not defined herein shall have the meanings specified in the Schedule 14D-9.

Item 4.   The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended as follows:

(a) The final paragraph under the heading “Recommendation of the Board” is amended and restated in its entirety as follows:

“Accordingly, the Board unanimously recommends (on behalf of itself and the Company) that Company shareholders accept the Offer and tender their Shares to Purchaser in the Offer.”

(b) The paragraph following the heading “Reasons for the Recommendation” is amended and restated in its entirety as follows:

“In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board consulted with the Company’s senior management team and outside legal and financial advisors. The Board also considered and evaluated a variety of factors during meetings of the Board since the Board began its consideration of strategic alternatives, including the following factors (not necessarily in order of relative importance), each of which the Board believed supported its unanimous determination and recommendation (on behalf of itself and the Company) that the Company’s shareholders accept the Offer and tender their shares to Purchaser in the Offer:”

(c) The first bullet point under the heading “Reasons for the Recommendation — Potentially Negative Factors” is amended and restated in its entirety as follows:

•                  “Offer Price. The Board considered the fact that the Offer Price represents a discount of 31.2% to the closing price of the shares of Company Common Stock on December 6, 2019 (the last trading day prior to the approval of the Merger Agreement by the Board) and that the closing price of the shares of Company Common Stock during the period after the announcement by the Company of the commencement of a process to explore the Company’s strategic alternatives after market close on August 9, 2019 was generally higher than the Offer Price;”

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(d) The final paragraph under the heading “Reasons for the Recommendation — Other Factors” is amended and restated in its entirety as follows:

“The Board unanimously recommends (on behalf of itself and the Company) that the Company’s shareholders accept the Offer and tender their Shares to Purchaser in the Offer.”

Item 8.   Additional Information

Item 8 is hereby amended and supplemented by amending and restating the final two paragraphs under the heading “Legal Proceedings” in their entirety as follows:

“Certain Litigation. On January 15, 2020, putative stockholder Stephen Bushansky filed a lawsuit concerning the Transactions against the Company and its directors in the U.S. District Court for the Eastern District of Michigan. The lawsuit is captioned Bushansky v. Diplomat Pharmacy, Inc., et al., Case No. 20-CV-10107-PDB-DRG. On January 16, 2020, putative stockholder Richard Scarantino filed a purported class action lawsuit concerning the Transactions against the Company, its directors, Parent, and Purchaser in the U.S. District Court for the District of Delaware. The lawsuit is captioned Scarantino v. Diplomat Pharmacy, Inc., et al., Case No. 20-CV-00066-UNA. Also on January 16, 2020, putative stockholder David A. Prentice filed a purported class action lawsuit concerning the Transactions against the Company, its directors, Parent, and Purchaser in the U.S. District Court for the District of Delaware. The lawsuit is captioned Prentice v. Diplomat Pharmacy, Inc., et al., Case No. 20-CV-00068-UNA. On January 17, 2020, putative stockholder Robert Campbell filed a lawsuit concerning the Transactions against the Company and its directors in the U.S. District Court for the Southern District of New York. The lawsuit is captioned Campbell v. Diplomat Pharmacy, Inc., et al., Case No. 20-CV-00474. On January 22, 2020, putative stockholder James Maratta filed a lawsuit concerning the Transactions against the Company and its directors in the U.S. District Court for the Eastern District of Michigan. The lawsuit is captioned Maratta v. Diplomat Pharmacy, Inc., et al., Case No. 20-CV-10169-AJT-RSW. And on January 23, 2020, putative stockholder Frank Morabito filed a purported class action lawsuit concerning the Transactions against the Company and its directors in the U.S. District Court for the Eastern District of Michigan. The lawsuit is captioned Morabito v. Diplomat Pharmacy, Inc., et al., Case No. 20-CV-10181-MFL-EAS.

All six lawsuits allege that the Company’s Schedule 14D-9 omits certain information in violation of the federal securities laws, including, among other things, with respect to certain financial data and analyses underlying Foros Securities LLC’s opinion and in the section of the Schedule 14D-9 entitled “—Background of the Transactions”. The Morabito lawsuit also alleges that the Company’s directors breached their fiduciary duties in connection with the process leading to the Transactions, the directors’ recommendation of the Transactions at the Offer Price, and the disclosures in the Company’s Schedule 14D-9. Plaintiffs seek, among other things, to enjoin the Transactions or, in the alternative, rescission (or rescissory damages) if the Transactions close. The Company believes that plaintiffs’ allegations lack merit and intends to contest them vigorously. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

DIPLOMAT PHARMACY, INC.

	By:	/s/ Brian Griffin
	Name:	Brian Griffin
	Title:	Chief Executive Officer

Dated: January 29, 2020